SE 19011160

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...	12.00

Securities and Exchange Commission
Trading and Markets

NOV 27 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Share Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15770 Dallas Parkway, Suite 275
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles H. Major — 972-233-0120 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

2MB

OATH OR AFFIRMATION

I, Charles H. Major, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Share Financial Services, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEFANIE BRANTON
Notary Public, State of Texas
Comm. Expires 04-27-2020
Notary ID 128905443

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHARE FINANCIAL SERVICES, INC.

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Share Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Share Financial Services, Inc. (the Company) as of September 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations during prior years and required capital infusions that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 25, 2019

We have served as the Company's auditor since 2016.

SHARE FINANCIAL SERVICES, INC.
Statement of Financial Condition
September 30, 2019

ASSETS

Cash	$	184,543
Due from trust organizations		62,297
Receivable from Parent		3,000
Certificate of deposit		25,353
Total assets	$	275,193

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	24,018
Commissions payable		43,757
Deferred revenue		14,000
		81,775
Stockholder's equity:		
Common stock, 100,000 shares authorized with $1 par value, 8,000 shares issued and outstanding		8,000
Additional paid-in capital		635,000
Retained earnings (deficit)		(449,582)
Total stockholder's equity		193,418
Total liabilities and stockholder's equity	$	275,193

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended September 30, 2019

Revenues:	
Brokerage commissions income	$ 1,133,452
Bond program fees	265,904
Other income	37,513
	1,436,869
Expenses:	
Compensation and benefits	865,980
Commissions and clearance paid to all other brokers	166,941
Communications	29,140
Occupancy and equipment costs	69,947
Regulatory fees and expenses	56,525
Professional and other expenses	226,176
Operating Expenses	1,414,709
Income before taxes	22,160
Provision for income taxes	8,051
Net Income	$ 14,109

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2019

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at September 30, 2018	8,000	$ 8,000	$ 545,000	$ (463,691)	$ 89,309
Capital Contribution	-0-	-0-	90,000	-0-	90,000
Net Income	-0-	-0-	-0-	14,109	14,109
Balances at September 30, 2019	8,000	$ 8,000	$ 635,000	$ (449,582)	$ 193,418

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2019

Cash flows from operating activities:	
Net Income	$ 14,109
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in due from trust organizations	(62,297)
Increase in receivable from parent	(3,000)
Increase in securities owned at market value	(303)
Increase in accounts payable and accrued expenses	10,427
Increase in commissions payable	43,757
Increase in deferred revenue	1,000
Net cash provided (used) by operating activities	3,693
Cash flows from investing activities:	
Net cash provided (used) by investing activities	0
Cash flows from financing activities:	
Capital contributions	90,000
Net cash provided (used) by financing activities	90,000
Net increase in cash	93,693
Cash at beginning of year	90,850
Cash at end of year	$ 184,543
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 3,784
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2019

Note 1 - Summary of Significant Accounting Policies

Share Financial Services, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i). The Company is a wholly-owned subsidiary of Share Holdings, Inc. (the "Parent"). The Company's revenue is generated through consulting and underwriting services ("program fees") to churches and not-for-profit organizations and the brokerage of securities of its client issues. The Company's customers are primarily located throughout the Midwestern and Southwestern portions of the United States.

Effective January 1, 2018 the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year end September 30, 2019.

Income includes revenue from contracts with customers in the form of brokerage commissions income and bond program fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Brokerage commissions income is earned from brokerage activities when the Company arranges for the trading of securities between third-parties. Once a security offering has closed and funded, brokerage commissions income is billed and recognized as revenue on a semi-monthly basis on cleared security transactions within that semi-monthly period. For security transactions cleared prior to the closing and funding of a security offering, brokerage commissions income is recognized upon the closing and funding of that securities transaction. The Company believes that this date is appropriate for revenue recognition as there are no actions the Company needs to take subsequent to the clearing of a securities transaction.

The Company serves as a financial advisor for not-for-profit-companies that want to raise funds through the issuance and sale of securities. Revenues are earned from Bond program fees arising from securities offerings in which the Company acts as financial advisor. Bond program fees are recognized as revenue upon the closing and funding of the security offering as there are no significant actions which the Company needs to take subsequent to this date.

The Company receives deposits in advance for services to be provided. These deposits are reflected as deferred revenue.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The Company holds a certificate of deposit for $25,353 that matures on July 30, 2020.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company expects to adopt the provisions of this guidance on October 1, 2019. The right-of-use asset and corresponding lease liability for these leases will be recognized on the Company's balance sheet upon adoption. The Company is evaluating the impact that ASU 2016-02 will have on its related disclosures.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2019, the Company had net capital of approximately $164,880 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.50 to 1. The U.S. Securities and Exchange Commission (SEC) permits a ratio of no greater than 15 to 1.

Note 3 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 4 - Lease Commitments

The Company leases office equipment under a long-term non-cancelable lease. Minimum lease payments under this lease at September 30, 2019 are as follows:

Year Ending September 30,	
2020	7,949
	$ 7,949

Equipment lease expense for the year ended September 30, 2019 was $9,351 and is reflected in occupancy and equipment costs.

Note 5 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

The Company is provided office space, office facilities and certain administrative functions from its Parent under the terms of an existing expense sharing agreement. During the year ended September 30, 2019, the Company paid the Parent approximately $36,860 allocated as follows:

Accounting (included in Other Expenses):	$	12,000
Facilities Fees (included in Occupancy and Equipment Costs):		24,860
	$	36,860

For certain engagements, the Parent pays the Company a deposit for services to be rendered per a consulting agreement between the Parent and a client. The Company treats these deposits as deferred revenue. When the Company receives payment for these services, it repays these deposits to the Parent. During the year ended September 30, 2019, the Company repaid deposits totaling $6,000 to the Parent.

The Parent reimburses the Company for certain commissions that the Company pays to its registered representatives for consulting services. During the year ended September 30, 2019, the Parent reimbursed the Company approximately $50,061. These receipts are reflected as a decrease in Commissions expense.

Note 6 - Going Concern

Operating losses, which have occurred in the prior two years, could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that the Company will continue to receive capital infusions as necessary from the Parent. The Company received capital infusions during the year in order maintain required regulatory capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2019

Schedule I

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2019

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 193,418
Add:	
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	193,418
Deductions and/or charges:	
Non-allowable assets:	
Net Brokerage Fees Receivable	25,411
Receivable from Parent	3,000
Net capital before haircuts on securities positions	165,007
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	(127)
Net capital	$ 164,880

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 24,018
Commissions payable	43,757
Deferred revenue	14,000
Total aggregate indebtedness	$ 81,775

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 5,452
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,452
Net capital in excess of required minimum	$ 159,428
Net capital less the greater of 10% of total aggregate indebtedness or 120% of required minimum	$ 156,702
Ratio: Aggregate indebtedness to net capital	0.50 to 1

Schedule II

SHARE FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2019

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Share Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Share Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k)(2)(i) (the exemption provisions) under which Share Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Share Financial Services, Inc. stated that Share Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Share Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Share Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 25, 2019

Share Financial Services, Inc.'s Exemption Report

Share Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Share Financial Services, Inc.

I, Charles Major, swear that, to my best knowledge and belief, this exemption report is true and correct.

By:

X Charles A Major

Charles Major
President

Date: 11/13/19

gav
12/27